CORE STRENGTHS/NEW TECHNOLOGIES

[Logo]

WALLACE COMPUTER SERVICES, INC.
1994 Annual Report

FOUNDED IN CHICAGO IN 1908 AND PUBLICLY-HELD SINCE 1961, WALLACE IS ONE OF THE NATION'S LARGEST MANUFACTURERS AND DISTRIBUTORS OF INFORMATION MANAGEMENT PRODUCTS, SERVICES AND SOLUTIONS.

WALLACE AT A GLANCE  >  OPEN

02   FINANCIAL HIGHLIGHTS
03   LETTER TO SHAREHOLDERS
07   WHY CUSTOMERS CHOOSE WALLACE
12   11-YEAR FINANCIAL SUMMARY
14   MANAGEMENT'S DISCUSSION AND ANALYSIS
17   CONSOLIDATED FINANCIAL STATEMENTS
21   NOTES TO CONSOLIDATED STATEMENTS
25   DIRECTORS AND OFFICERS
25   CORPORATE AND INVESTOR INFORMATION

                   WALLACE COMPUTER SERVICES, INC. AT A GLANCE




PRODUCTS AND SERVICES                              MARKET FACTORS

PAPERWORK SYSTEMS
Custom business forms which are delivered          Overall market expected to decline 3% per year.
as continuous tractor-fed forms, as cut sheets,    Growing use of form/label combinations, bar coded forms and
and in rolls; and paper handling systems for       other more complex forms.
high-speed, non-impact printing                    Increasing trend toward outsourcing and single sourcing of forms, supplies and management.
                                                   Electronic technologies are expected to replace many simpler single-ply and cut-sheet forms.

LABELS

Prime labels (product packaging), blank &          Overall market is expected to grow at 8-10% per year through 1997.
pre-printed pressure-sensitive labels              The range of applications and the demand for bar-coded labeling and product
(fanfold, cut-sheet and roll), thermal labels,     labels is increasing.
labeling machinery, supplies, and                  Thermal labels are a new and fast growing segment.
label design & printing software                   Government labeling regulations are fueling demand.

COLORFORMS(R)

Direct mail and promotional printing,              Direct mail is one of the fastest growing advertising mediums at 9-10% per
personalization/customization, bindery             year.
and mailing                                        Use of sophisticated databases for target marketing and direct mail is growing rapidly.

COMMERCIAL PRINTING

Printed catalogs, price sheets, and directories;   Commercial printing shipments are growing at 3% per year.
electronic catalogs on CD-ROMs and diskettes       Increasing demand for short-run, quick turnaround printing.
                                                   Growing use of CD-ROMs and other electronic media for distributing information.
                                                   Rising demand for HMO/PPO healthcare directories.

VISIBLE COMPUTER SUPPLY(TM)

Direct mail catalogs offering computer and office  Overall demand for office products is expected to remain flat.
products, accessories and supplies                 Volume buying by office superstores has reduced average retail prices.
                                                   Companies are consolidating purchases of office products with other items, and with single vendors.
                                                   Companies continue to spend an average of $500 per person per year on supplies.

IMAGING SUPPLIES

Printer ribbons and paper rolls for ATM and POS    POS and ATM applications are growing at 4-6% per year.
systems, office machines and computer printers     Demand for quality bar codes is fueling the 23% growth rate of thermal transfer ribbons.
                                                   Thermal transfer products are only 3% of the market today, but are expected to be 24% by 1997.

TOPS(R)

Office products sold at retail: legal pads,        The office products dealer base is shrinking.
flip charts, steno books, phone message pads       Demand for office products is expected to be steady.
and stock forms                                    Trend of resellers consolidating with vendors who have multiple product lines.
                                                   The TOPS brand is recognized by resellers and end users for value and quality.

PLATFORMS(TM)

Electronic forms software, and design and          Currently only 2% of networked computers in the U.S. have electronic forms
implementation services                            installed.
                                                   Electronic forms installations are expected to grow 25-30% per year.


STRATEGIES AND GROWTH OUTLOOK

PAPERWORK SYSTEMS
We are enhancing and expanding the company's competitive advantages in this area. These are based on unique added-value services such as W.I.N. (the Wallace Information Network) and Select Services, systems which let customers better manage their forms inventories and ordering. Synergies between form, label and Colorforms products will create new information management solutions. Wallace also has a highly-efficient order processing and distribution system that speeds orders and delivery, while minimizing costs; and a corporate-wide information system that provides enhanced information to customers and company management.

LABELS
The label segment has been one of the company's fastest growing areas based on both general demand and increasing market share. We will continue to expand our range of products and services to meet new labeling needs and technologies such as 2-D bar codes, thermal labeling, computer-aided printing and individual imaging. The expertise of our sales people is also expanding and becoming recognized by customers. We continue to develop new products and are adding production capacity to meet our sales growth.

COLORFORMS(R)
One of Wallace's fastest growing segments since its acquisition in 1991, Colorforms is leading the industry in new imaging technology and capabilities, such as new high-speed duplex imaging introduced last year.
These capabilities open new applications and markets for us, and attract new business. We are working for further penetration of this product set into our traditional customer base. We will also expand our data manipulation and processing capabilities to assist more sophisticated target marketing programs.

COMMERCIAL PRINTING
The company is well positioned with state-of-the-art electronic pre-press capabilities which can feed a variety of conventional or advanced technology printing systems. We are expanding capabilities for fast-turnaround electronic printing. In fiscal 1994 we launched CD-ROM and electronic media production and distribution services which offer new revenue opportunities. Healthcare directories, which are printed in large quantities and need frequent updates, will continue as a key opportunity.

VISIBLE COMPUTER SUPPLY(TM)
More of our large forms and labels customers that use W.I.N. are adding our office products lines to their purchases. We will also expand use of the Wallace direct sales force as a channel in key markets, and focus the catalog on outside areas. At the same time, we are continually evaluating new sales and distribution channels as alternative markets and computing venues are established.

IMAGING SUPPLIES
Wallace is a leading manufacturer of imaging supplies. We are expanding our product lines to furnish supplies for new machines and technologies including laser printing, ink jet imaging and thermal printing. We are also focusing sales and marketing efforts on the fastest growing applications such as healthcare, retail point-of-sale and hospitality.

TOPS(R)
In fiscal 1994 we completed the transition from independent manufacturers reps to a dedicated company salesforce. We are expanding into new sales channels such as mass marketers and specialty retailers. Our strategy is also to broaden product lines and develop new products for special applications.

PLATFORMS(TM)
Wallace's electronic forms products were launched in 1994. The strategy is to offer enterprise-wide electronic forms products, services and solutions that provide the best fit and benefits for larger corporate environments - our core customer base. W.I.N. and Select Services have a key effect in this area too, providing the tools to manage these more complex electronic forms across the corporation. We will bring this new product category to our large existing customer base. Also the unique approach and competitive advantages we offer will attract new customers.

THE MAJORITY OF WALLACE PRODUCTS, SERVICES AND SOLUTIONS ARE SOLD TO CORPORATE CUSTOMERS BY THE COMPANY'S DIRECT SALES FORCE. TOPS PRODUCTS ARE SOLD THROUGH RETAIL OFFICE PRODUCTS OUTLETS. VISIBLE PRODUCTS ARE MARKETED THROUGH DIRECT MAIL CATALOGS.

                                      FY 94

        WALLACE'S SUCCESS HAS COME FROM STRENGTH IN CORE BUSINESSES AND

          AN EMPHASIS ON DEVELOPING AND INTEGRATING NEW TECHNOLOGIES.

 Aggressive investment in technology has produced competitive advantages and new solutions that drove our success in 1994 and positions Wallace for future growth.



[Graphs]
[See Appendix]

                              Financial Highlights


FISCAL YEARS ENDED JULY 31
IN THOUSANDS EXCEPT PER SHARE AMOUNTS
                                        1994          1993     CHANGE
- - -------------------------------------------------------------------------
- - -------------------------------------------------------------------------
Net sales                         $  588,173    $  545,315         8%
- - -------------------------------------------------------------------------
Net income before cumulative
effect of accounting changes      $   47,268    $   41,170        15%
- - -------------------------------------------------------------------------
Net income after cumulative
effect of accounting changes      $   47,931    $   41,170        16%
- - -------------------------------------------------------------------------
Net income per share              $     2.16    $     1.84        17%
- - -------------------------------------------------------------------------
Dividends per share               $     0.64    $     0.58        10%
- - -------------------------------------------------------------------------
Working capital                   $  183,432    $  157,937        16%
- - -------------------------------------------------------------------------
Stockholders' equity              $  410,139    $  368,146        11%
- - -------------------------------------------------------------------------
Stockholders' equity per share    $    18.32    $    16.69        10%
- - -------------------------------------------------------------------------
Average common shares outstanding     22,193        22,348        (1)%


[Picture] Ted Dimitriou        Bob Cronin

TO OUR SHAREHOLDERS

JULY 31, 1994 MARKED THE CLOSE OF FISCAL 1994 AND THE END OF ANOTHER RECORD YEAR FOR THE COMPANY, ITS SHAREHOLDERS, EMPLOYEES AND CUSTOMERS. SALES, OPERATING INCOME, NET INCOME AND EARNINGS PER SHARE ALL INCREASED STRONGLY AS OUR CORE BUSINESS GREW AND WE TOOK A TECHNOLOGY LEADERSHIP POSITION IN THE INDUSTRY.


ACHIEVED FINANCIAL AND OPERATING GOALS Net sales for fiscal 1994 climbed to $588.2 million, a 7.9 percent increase over last year's $545.3 million, marking our 33rd consecutive year of increased sales. Net income for the year was $47.9 million, a 16.4 percent increase over the $41.2 million reported in 1993. Earnings per share rose 17.4 percent to $2.16 and the company's operating income grew 17.6 percent.

     The company's financial position continued to be solid in 1994. Working capital increased 16.1 percent to $183.4 million, return on average equity increased to 12.3 percent, and long-term debt was 5.4 percent of total capitalization. Wallace had no short term debt for the 19th consecutive year.

In addition to meeting our sales and profit goals for 1994, we achieved all of the other objectives we established a year ago:

EFFICIENCY We became more efficient throughout the company - from sales to manufacturing to distribution - which resulted in lower operating costs.

NEW PRODUCTS We introduced products and services that brought new solutions to customers' information management problems, and created new growth opportunities for Wallace.

CUSTOMER VALUE Our relationships with customers became stronger as many took advantage of our unique partnership services such as the Wallace Information Network (W.I.N.) and Select Services.

ACQUISITIONS We made an acquisition to launch Wallace into the electronic forms business.

COMPETITIVE ADVANTAGES DROVE SALES AND EFFICIENCY BOOSTED PROFITS Wallace has a long-standing program of aggressive reinvestment in the company for plants and equipment, new technologies, research and development, training and customer services. In our markets, the key to customer satisfaction is providing value above and beyond the products themselves.

     In 1994, customers recognized that Wallace offers added-value solutions and services that are unique. This resulted in increased sales in most product categories, and an increased percentage of business under long-term partnership contracts. Corporate cost containment and improved efficiency added to our profit showing last year.

MAJOR CHANGES & ACCOMPLISHMENTS IN 1994
In November 1993, the Board of Directors increased the company's dividend 10.3 percent to 64 cents per share, marking 22 consecutive years of increasing dividends.

     In the second quarter, we acquired technologies from First Electronic Forms of Irvine, California and launched our electronic forms offerings: OPTIONS Paperless Technology TM.

     We initiated expansions and new plant constructions that will add 250,000 square feet of manufacturing space. These include a new plant in Lebanon, Kentucky that will focus on quick turnaround and effective short run production of forms and electronic printing; an addition to the facility in Metter, Georgia that will expand business form manufacturing and distribution capacity in the Southeast; and a doubling of the Wilson, North Carolina plant's capacity to manufacture pressure-sensitive labels.

     The Wallace Information Network (W.I.N.) and Select Services programs grew substantially in fiscal 1994 as customers embraced our unique system for managing their consumables purchases, inventories and data.

STRATEGY: THE NEXT FIVE YEARS Wallace's position will evolve as we approach the end of the decade. We will continue to respond to changing customer needs and apply new technologies. Our strategy is to offer THE BEST INFORMATION
MANAGEMENT PRODUCTS AND SERVICES, providing them through a solutions-based approach.

     Wallace employees FOCUS ON CUSTOMERS, listen, think, and respond to their needs. To sharpen that focus, at the end of the fiscal year we changed the structure of a number of our product groups to better align them with the markets they serve.

     Our strategy is to expand the COMPETITIVE ADVANTAGES that drove our business in 1994. We are determined to be the best source of added customer value in the industry. This will include enhancements to W.I.N. and Select Services with new modules, extra services and expanded information. We will also build on our distribution strengths, expand our electronic forms capabilities, and develop new solutions to customer problems.

     Aggressive REINVESTMENT in the company will continue. Through this next fiscal year we will be rolling out the new Manufacturing Information Processing System (MIPS) that will generate better information and decision making for Wallace and its customers. We will also invest in manufacturing capabilities and technologies including plant expansions, equipment and new imaging technologies, all aimed at strengthening our core business and developing new solutions.

[Graph]

Over the last five years, Wallace has reinvested at nearly twice the rate of the rest of the industry.


Wallace             7.4% of sales
- - ----------------------------------
Peers*              4.1% of sales

* Latest fiscal year data from Wallace proxy peer group.

     ACQUISITIONS AND ALLIANCES will be an important part of our growth strategy. Our goal will be to develop new niches or further enhance our products and services to existing partnerships.

     At the same time, we must continue building MANAGEMENT STRENGTH to provide the leadership we will need to manage our growth. To ensure continued shareholder value, on August 1, 1994 we adopted a new Economic Value Added
(EVA)-based executive compensation plan which further aligns management's interests with our shareholders'.

TRANSITION FROM PAPER TO ELECTRONIC FORMS
One of the foremost issues we are asked about is the transition to electronic forms and workflow automation, and its impact on our business. We see this as a significant opportunity.

     Our experience with customers in 1994 makes it clear that companies will have to manage a blend of paper and electronics for a long time to come.

     Wallace's strategy is to offer not only the best paper and electronic solutions, but also the ability to integrate them in complex corporate environments. In fiscal 1994, we introduced an electronic forms approach that is an excellent fit for larger corporations that have a mix of different PCs, minicomputers, mainframes, software and networking systems. In addition, W.I.N. provides unmatched tools to meet the critical need for managing both paper and electronic forms together in the corporate environment. Based on this, we expect electronic forms to be a fast-growing product area for the company.

[Graph]


   Sales per employee continue to climb.
      1990                   $154,400
      1991                   $154,200
      1992                   $160,400
      1993                   $161,900
      1994                   $171,000



FISCAL 1995 OBJECTIVES In addition to assuring that we meet fiscal 1995 sales and profit goals, we will strive to achieve the following objectives:

* Streamline systems and procedures to allow for productivity improvements in all work areas.

* Deliver better ways to solve customers' information management problems with new products, services and solutions.

*    Find new, unique ways to add value for customers.

* Make alliances or acquisitions that strengthen our position within market niches or allow for expanded relationships with existing customers.

* Review all aspects of operations to ensure that all efforts are focused on the needs of our customer.

* Determine and implement the changes required to be the low-cost producer in each of our markets.

     Wallace concluded fiscal 1994 in a strong position. Core product sales were up and we are well positioned for the future with real differentiation in the marketplace, solid financial footing and the industry's best ability to apply new technology to customer information management problems. We are optimistic about fiscal 1995 and the years ahead. We thank our employees for their efforts and hard work to make Wallace successful. We also thank our stockholders for their continued support.

Sincerely,

/s/ Ted Dimitriou         /s/ Bob Cronin
    Ted Dimitriou             Bob Cronin
    Chairman of the Board     President and CEO

[Picture]

A Wallace on-site administrator using the Wallace Information Network (W.I.N.) helps her customer compare and analyze usage trends of forms and office supplies across the company's various regions. The management control provided by W.I.N. brings cost saving opportunities and added-value to all the customer's purchases from Wallace including forms, labels, office supplies, stock paper, ribbons, and electronic forms.

                        WHY DO CUSTOMERS CHOOSE WALLACE?

          WALLACE MANUFACTURES AND DISTRIBUTES MANY UNIQUE AND PATENTED
              INFORMATION MANAGEMENT SOLUTIONS, AS WELL AS STANDARD
       AND CUSTOMIZED PRODUCTS. WHAT DIFFERENTIATES US IS THE ADDED-VALUE
                THAT WE DELIVER TO THE CUSTOMER ABOVE AND BEYOND
                            THE PRODUCTS THEMSELVES.


W.I.N. AND SELECT SERVICES The Wallace Information Network (W.I.N.) and Select Services are Wallace exclusives. These computer software systems give customers dramatically improved control over their forms, labels, envelopes, ribbons and other consumable information management supplies. W.I.N. and Select Services help customers to quickly and easily organize, analyze, control, manage, track and report the purchases, inventories and data for all their consumables. This results in significant time and cost savings, better purchase decision making, and improved control. We continue to expand and refine these services to further enhance the value and control our customers receive.

DISTRIBUTION SERVICES Customers also utilize Wallace's efficient national distribution system. We can distribute to thousands of customer sites quickly and cost effectively. Customers benefit by saving on distribution and warehousing costs, and reducing the volume handled by their internal systems. Integral to the distribution process is Wallace's customer service system that makes ordering faster and easier whether customers order from one central location or many distributed sites. The system minimizes errors, reduces shipping costs and provides simple summary billing.

APPLICATION OF NEW TECHNOLOGIES As a result of investing back in the company at a rate nearly twice the industry average, Wallace is a leader in applying new technologies in manufacturing systems, printing technologies, information systems, and product development and enhancement. For example, the application of new printing technologies such as the high-speed duplex-imaging capability introduced by Wallace's Colorforms group in 1994 gives direct mail marketing customers new creative options and cost saving opportunities. In other areas, improved manufacturing processes help speed order turnaround and save money. Investments in development and information systems are the basis for product, service and solution innovations such as W.I.N. and our commercial printing group's new electronic catalog capability.

TRANSITION TO ELECTRONIC FORMS The emerging technologies for electronic forms and workflow automation promise substantial cost saving and revenue enhancing opportunities for all types of companies. Customers have recognized that Wallace offers a unique approach for moving to corporate-wide electronic forms that is fast, low-cost and low-risk. Wallace's OPTIONS Paperless Technology software and services meet the needs of both the forms management and information systems departments that must work together to implement this new technology. Wallace's solutions also work across the full range of the customer's computing platforms, from mainframes to PCs, and have an open architecture which preserves the customer's existing base of hardware, software and network systems. Electronic forms are more complex and difficult to manage than their paper predecessors. This can be a daunting challenge to companies as they begin the transition. This is another key Wallace difference. In W.I.N., customers have the critical tool to manage electronic forms, including the ability to manage both electronic and paper forms in one system.

PARTNER FOR OUTSOURCING OR SINGLE SOURCING Companies are recognizing that outsourcing or single sourcing of their information management supplies offer significant benefits including substantial cost savings, fewer vendor relationships to manage and greater efficiency.

[Pictures]

     A mortgage company has implemented Wallace's OPTIONS Paperless Technology electronic forms to speed-up and simplify mortgage approvals, significantly increasing both customer satisfaction and revenues. We are leading the industry in applying electronic forms and other new technologies to our customers' information management problems.

[Picture]

A Wallace sales representative helps a customer evaluate new bar code technologies that can be applied to the company's product labels. This focus on the customer and the ability to develop tailored information management solutions are Wallace strengths.

Wallace is continually working to make it as easy as possible for customers to outsource or single source with us, maximizing the benefits and minimizing the risks. Advantages include a full array of products and services for one-stop shopping, efficient distribution services, superior customer service systems, expertise and creativity in solving information management problems, and summary billing. Customers stay in control while outsourcing many of their activities and costs.

FOCUS ON CUSTOMERS AND SOLUTIONS Customers know that Wallace people listen, think, and respond with real solutions to their information management problems. The payoffs are the right solutions, more cost effective and efficient information handling systems, and faster service. We believe that the customer is everything, and we are continually training people throughout the company to increase their customer focus and information management expertise. Our people in sales, support and service work with customers in a consultative fashion, not just to sell a product, but to find the best answer to every information management challenge.

FINANCIAL STRENGTH Customers want to do business with someone they can count on, someone who will be there for the long-haul. Wallace has one of the most consistent financial records in the industry, and this financial strength is rooted in our long-standing commitment to reinvest in our business. This makes Wallace a stable partner who can bring cost savings, new ideas and new solutions to our customer's business.

        WE KNOW THAT OUR FUTURE SUCCESS HINGES ON CONTINUING TO ADD VALUE
          THAT OUR CUSTOMERS CANNOT OBTAIN FROM ANY OTHER INFORMATION
      MANAGEMENT SUPPLIES COMPANY. WE WILL CONTINUE TO EXPAND AND ENHANCE
             THESE COMPETITIVE ADVANTAGES, AND INTRODUCE NEW ONES,
      TO GIVE CUSTOMERS FURTHER COST SAVINGS, TIME SAVINGS AND MORE CONTROL
                       OVER THEIR INFORMATION MANAGEMENT.

                   11 YEAR SUMMARY OF SELECTED FINANCIAL DATA


(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                1994           1993           1992           1991
OPERATIONS
- - --------------------------------------------------------------------------------------------------------------------
- - --------------------------------------------------------------------------------------------------------------------
Net sales                                                   $  588,173     $  545,315     $  511,572     $  458,840
- - --------------------------------------------------------------------------------------------------------------------
Net income                                                      47,931         41,170         39,455         35,009
- - --------------------------------------------------------------------------------------------------------------------
Net income per share                                              2.16           1.84           1.76           1.63
- - --------------------------------------------------------------------------------------------------------------------
Dividends per share                                                .64            .58            .54            .50
- - --------------------------------------------------------------------------------------------------------------------
FINANCIAL CONDITION
- - --------------------------------------------------------------------------------------------------------------------
- - --------------------------------------------------------------------------------------------------------------------

Total assets                                                $  538,592     $  480,722     $  467,142     $  399,093
- - --------------------------------------------------------------------------------------------------------------------
Long-term debt                                                  23,500         25,210         25,959         19,790
- - --------------------------------------------------------------------------------------------------------------------
Capital expenditures                                            34,228         31,818         33,517         40,540
- - --------------------------------------------------------------------------------------------------------------------
Working capital                                                183,432        157,937        152,246        141,390
- - --------------------------------------------------------------------------------------------------------------------
SIGNIFICANT RATIOS
- - --------------------------------------------------------------------------------------------------------------------
- - --------------------------------------------------------------------------------------------------------------------
Net income:
- - --------------------------------------------------------------------------------------------------------------------
  Return on net sales                                              8.1%           7.5%           7.7%           7.6%
- - --------------------------------------------------------------------------------------------------------------------
  Return on average assets                                         9.4%           8.7%           9.1%           9.0%
- - --------------------------------------------------------------------------------------------------------------------
  Return on average equity                                        12.3%          11.4%          11.9%          11.9%
- - --------------------------------------------------------------------------------------------------------------------
Current ratio                                                      3.8            3.9            3.9            4.3
- - --------------------------------------------------------------------------------------------------------------------
Long-term debt/debt plus equity                                    5.4%           6.4%           6.8%           6.0%
- - --------------------------------------------------------------------------------------------------------------------
Book value per share                                        $    18.32     $    16.69     $    15.73     $    14.22
- - --------------------------------------------------------------------------------------------------------------------
Sales per employee*                                         $    171.0     $    161.9     $    160.4     $    154.2
- - --------------------------------------------------------------------------------------------------------------------
Net property, plant and equipment per employee*             $     67.7     $     67.7     $     70.7     $     64.7
- - --------------------------------------------------------------------------------------------------------------------
OTHER
- - -------------------------------------------------------------------------------------------------------------------
- - -------------------------------------------------------------------------------------------------------------------
Number of employees                                              3,530          3,350          3,386          2,993
- - --------------------------------------------------------------------------------------------------------------------
Number of stockholders                                           4,531          4,260          4,435          4,347

*BASED ON AVERAGE NUMBER OF EMPLOYEES DURING THE FISCAL YEAR


    1990            1989                1988                 1987            1986              1985               1984
- - ------------------------------------------------------------------------------------------------------------------------
- - ------------------------------------------------------------------------------------------------------------------------
$  448,700      $  429,008          $  383,045           $  340,504      $  305,044        $  274,595         $  243,125
- - ------------------------------------------------------------------------------------------------------------------------
    39,555          36,867              31,610               26,027          24,350            22,049             18,649
- - ------------------------------------------------------------------------------------------------------------------------
      1.86            1.76                1.53                 1.27            1.20              1.10                .95
- - ------------------------------------------------------------------------------------------------------------------------
       .46             .40                 .33                  .30             .25               .23                .20
- - ------------------------------------------------------------------------------------------------------------------------
- - ------------------------------------------------------------------------------------------------------------------------
$  375,203      $  331,830          $  291,764           $  260,004      $  225,349        $  195,389         $  157,318
- - ------------------------------------------------------------------------------------------------------------------------
    20,155          20,465              20,830               21,180          14,520            14,840              7,135
- - ------------------------------------------------------------------------------------------------------------------------
    49,835          30,677              24,948               30,039          27,531            24,566             14,925
- - ------------------------------------------------------------------------------------------------------------------------
   137,598         138,218             117,139              100,128          90,959            80,259             71,338
- - ------------------------------------------------------------------------------------------------------------------------
- - ------------------------------------------------------------------------------------------------------------------------
       8.8%            8.6%                8.3%                 7.6%            8.0%              8.0%               7.7%
- - ------------------------------------------------------------------------------------------------------------------------
      11.2%           11.8%               11.5%                10.7%           11.6%             12.5%              12.7%
- - ------------------------------------------------------------------------------------------------------------------------
      15.1%           16.2%               16.1%                15.3%           16.6%             17.6%              17.6%
- - ------------------------------------------------------------------------------------------------------------------------
       3.8             4.4                 4.2                  3.9             3.7               3.7                4.0
- - ------------------------------------------------------------------------------------------------------------------------
       6.7%            7.7%                9.0%                10.4%            8.4%              9.8%               5.9%
- - ------------------------------------------------------------------------------------------------------------------------
$    13.04        $  11.53            $  10.09              $  8.83         $  7.76           $  6.74            $  5.75
- - ------------------------------------------------------------------------------------------------------------------------
$    154.4        $  154.4            $  145.8             $  136.3        $  127.7          $  121.0           $  115.8
- - ------------------------------------------------------------------------------------------------------------------------
$     59.3         $  50.3             $  48.4              $  46.3         $  40.4           $  34.4            $  28.8
- - ------------------------------------------------------------------------------------------------------------------------
- - ------------------------------------------------------------------------------------------------------------------------
     2,957           2,857               2,700                2,554           2,442             2,335              2,202
- - ------------------------------------------------------------------------------------------------------------------------
     4,396           4,350               4,038                4,104           4,223             4,023              3,745


NOTES TO 11 YEAR SUMMARY

A. ACQUISITIONS: Effective August 1, 1991, the company acquired MGI Industries, Inc. and Subsidiaries and substantially all of the assets of Evergreen Realty (collectively "Colorforms"). The acquisition price included 608,034 shares of common stock, $13 million of cash and the assumption of debt totalling $17.5 million. This acquisition was accounted for as a purchase, and, accordingly, the results of operations for Colorforms are included in the consolidated financial statements from August 1, 1991.

     On December 15, 1988, the company acquired Apollo Labeling Systems for $900,000. Apollo is a manufacturer of prime pressure sensitive labels. This acquisition was accounted for as a purchase, and, accordingly, the results of operations for Apollo are included in the consolidated financial statements from December 15, 1988.

B. STOCK SPLITS: All share and per share amounts have been adjusted for the 2 for 1 stock split effective August, 1989.


                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

FISCAL 1994 VERSUS FISCAL 1993 Net sales for Fiscal 1994 increased by 7.9% to $588.2 million. Over the last five years, the company's average annual growth rate in sales has been 6.5%. Business forms products accounted for 46% of total sales for Fiscal years 1994 and 1993. Sales of forms products increased by 8% between years, with the entire increase coming from unit growth.

     Label products had another strong year with a sales increase of 18%, of which approximately 2% came from higher prices and the balance from unit growth. Prime labels, which are directly affixed to containers such as cans, bottles and drums, had an especially good year. Government mandated labeling requirements will continue to be a source of growth for prime labels.

     Direct response printing and personalization sold through our Colorforms division showed a sales increase of 13%. Unit growth, as measured by material usage, exceeded the sales increase due to price deflation in this product line. The sales increase for Fiscal 1994 came from both the traditional Colorforms customer base and from new customers added by the direct salesforce.

     The office products division markets items purchased for resale, such as computer and office supplies, as well as items manufactured by the company, such as ribbons, add rolls, legal pads, and standardized business forms. These product lines account for approximately 20% of total sales, with a sales increase during Fiscal 1994 in line with the consolidated results. Most of the increase came from new customer contracts added by the direct salesforce.

     Two product segments reported sales decreases for the year. Commercial printing was down 6% because a large job produced in Fiscal 1993 did not repeat in Fiscal 1994. Hardware sales were down 20% due to fewer high speed printers being sold. These printers use our roll-handling equipment to improve their throughput.

     During Fiscal 1994, the company added new customers who benefited from our expanded service offerings. The Wallace Information Network (W.I.N.) and Select Services are programs that allow customers to sole source with Wallace for their business forms, office products, labels and other information management requirements. These software systems allow the customer to maintain control over their supply purchases while using Wallace's nationwide warehousing, distribution and manufacturing capabilities to reduce their costs. At July 31, 1994, ninety-four customers have either a W.I.N. or a Select Services installation. Sales for this customer group increased by 20% during the year, and represented in excess of 20% of consolidated sales. The company believes that continued investment in advanced manufacturing processes and a further expansion of functions and features which can be added to the W.I.N. and Select Services systems, will allow Wallace to maintain or improve its recent sales growth.

     A key to the company's success is its 700-person salesforce. The company spends considerable time and money to train its sales representatives to handle a variety of complex products, services and solutions, which now number in excess of 8,000. The hiring of new sales representatives and the opening of sales offices in new cities is important to the company's continued growth. New salespeople are hired from college campuses and are trained by Wallace personnel. We are especially optimistic about the quality of new hires over the past three years.

     Net income after taxes increased by 16.4% to $47.9 million, an 8.1% return on net sales. Included in this year's total is $663,000 representing the after-tax benefit of adopting FASB No. 106 "Employers' Accounting for Post-Retirement Benefits Other Than Pensions", and FASB No. 109 "Accounting for Income Taxes". Net income after taxes but before these accounting adjustments increased by 14.8%. Over the last five years, net income before accounting adjustments has grown at an average annual compound growth rate of 5.1%. Earnings per share for the year were $2.16 after accounting adjustments, a 17.4% increase over the $1.84 reported for fiscal 1993. Without the accounting adjustments, we would have reported $2.13 per share. The effective income tax rates were 36.0% in 1994 and 34.0% in 1993.

     Operating income in Fiscal 1994 increased by 17.6%. Operating expenses for the year increased 5.4% versus the sales increase of 7.9%. Good cost control and improved manufacturing efficiencies kept the expense increase below the sales increase. Cost of goods sold for Fiscal 1994 was 61.8% of sales, compared to 62.6% in 1993. Approximately 35% of this improvement came from lower material costs with the balance due to lower labor and overhead expenses. LIFO accounting reduced reported results for Fiscal 1994 by 2 cents per share versus a 5 cent increase in earnings in 1993.

     Selling and administrative expenses were 20.4% of Fiscal 1994 sales versus 20.6% in Fiscal 1993. The cost of the company's medical programs benefited during the year from the expanded


[Graph]

Book Value Per Share


1990           $13.04
1991           $14.22
1992           $15.73
1993           $16.69
1994           $18.32


[Graph]

Total Capitalization


               Long-Term    Stockholders'    Total
               Debt         Equity           Capitalization
1990           $20,155      $279,446         $299,601
1991           $19,790      $308,809         $328,599
1992           $25,959      $355,564         $381,523
1993           $25,210      $368,146         $393,358
1994           $23,500      $410,139         $433,639

use of managed care options by our employees. Depreciation and amortization as a percent to sales has remained at 5.6% for the last three years. We anticipate that this percentage will rise slightly in Fiscal 1995 due to higher amortization of capitalized software development projects.

    Investment income for Fiscal 1994 was $3.6 million versus $2.7 million last year. The Fiscal 1993 figure included a one-time charge of $2.3 million for a loss on the disposition of some municipal bonds. Lower interest rates during Fiscal 1994 were the principal reason for the decline in investment earnings. Interest income from tax-exempt bonds was $2.3 million in 1994 and $2.2 million in 1993. Tax excludable dividends from preferred stocks were $.1 million in 1994 and $1.3 million in 1993. Interest expense for Fiscal 1994 was $2.3 million versus $2.0 million in 1993.

    In November, 1993, the company acquired the technologies of software developer First Electronic Forms. Wallace has established the Platforms division to further develop and market electronic forms solutions based on the acquired technologies. Sales of electronic forms products in Fiscal 1994 were negligible. Start-up expenses for this operation reduced earnings per share for the year by five cents. We expect the electronic forms product line to break-even or to report positive results for Fiscal 1995.

     Paper costs have risen significantly since April, 1994. The increases bring paper costs back to the levels in effect during November, 1993. We anticipate that the paper companies will attempt to raise prices further during Fiscal 1995 if industry conditions warrant. Historically, the company has been able to pass along higher paper costs. However, the increasing costs will put pressure on operating margins until higher selling prices are realized.


FISCAL 1993 VERSUS FISCAL 1992 Net sales for Fiscal 1993 increased by 6.6% to $545.3 million. Sales of business form products represented 46% of the Fiscal 1993 consolidated total, and sales in this product category rose 7% during the year with approximately 2% coming from higher prices and 5% coming from unit growth. All other product categories reported material usage increases in excess of revenue increases. Label products again reported a strong sales increase. The label product line provided 12% of Fiscal 1993 consolidated net sales, and an even higher percentage of net income. Competitive pressures in Fiscal 1993 were especially evident in the office products industry serviced by TOPS and in the direct response market that uses the Colorforms product line. Both of these divisions reported slight sales decreases for the year despite increased unit shipments. The direct mail computer and office supply division reported another increase in 1993. For the first time, sales to end users through the catalog were less than 50% of sales for the year. The majority of sales came from contracts generated by the direct salesforce. The commercial printing division also had a very successful year reporting a sales increase in excess of 15%.

     Net income after taxes increased by 4.3% to $41.2 million, a 7.5% return on net sales. All product lines reported positive earnings for Fiscal 1993. Operating income in Fiscal 1993 rose by 11.0%. Cost of goods sold for Fiscal 1993 was 62.6%, compared to 62.7% in Fiscal 1992. Despite higher paper costs, we minimized the impact of LIFO charges by reducing the amount of expensive specialty paper that was carried in inventory. Selling and administrative expenses were 20.6% of Fiscal 1993 sales versus 21.0% in 1992. Changes to the retiree medical program in the fourth quarter produced a one-time credit to expense of $1.4 million. Depreciation and amortization as a percent to sales remained at 5.6%. Higher depreciation charges for capital investments were partially offset by lower amortization expense from capitalized software development projects.

     Investment income for Fiscal 1993 was significantly below the prior year's results. During the fourth quarter, it was determined that a permanent reduction in market value had taken place for $8.4 million of municipal bonds which were classified as short-term investments. At July 31, 1993, a reserve of $2.3 million was established for a potential loss on disposition of these bonds. The balance of the decrease in investment income was attributed to lower interest rates, plus smaller investable cash balances during the year as a result of the stock repurchase program. Interest income from tax-exempt investments was $2.2 million in 1993 and $1.6 million in 1992. Tax-excludable dividends from preferred stock investments were $1.3 million in 1993 and $2.1 million in 1992.

     Interest expense for Fiscal 1993 was $2.0 million versus $2.6 million in 1992. The effective income tax rate for both years was 34.0%.


LIQUIDITY AND CAPITAL RESOURCES Working capital at July 31, 1994 was $183.4 million, including $77.0 million of cash and short-term investments. Capital expenditures for the year totaled $34.2 million. Over the last five years, the company has spent $189.9 million on new plant and equipment, all but $1.1 million

[Graph]

Cash Dividends Per Share


1990           $.46
1991           $.50
1992           $.54
1993           $.58
1994           $.64


[Graph]

Capital Expenditures and Depreciation


               Capital          Depreciation
               Expenditures
1990           $16,785          $49,835
1991           $20,610          $40,540
1992           $26,023          $33,517
1993           $28,543          $31,818
1994           $30,934          $34,228

of which was financed through internally generated funds. During this same five year period, the company spent $12.1 million for the development of proprietary software programs.

     At July 31, 1994, the company was in the process of expanding the Wilson, North Carolina plant. This expansion is expected to be completed in the spring of 1995 at a cost of $3.2 million during Fiscal 1995. The company has also announced plans to build a new plant in Lebanon, Kentucky and to expand the plant in Metter, Georgia. Capital expenditures for these two projects are estimated at $7.7 million for next year.

     Long-term debt at July 31, 1994 was $23.5 million. $8.5 million represents industrial revenue bonds issued in June, 1994 to finance the new Lebanon, Kentucky plant. The balance of $15.0 million represents industrial revenue bonds issued in prior years to construct the Manchester, Vermont and Covington, Tennessee plants. $6.1 million of mortgage notes assumed as part of the Colorforms acquisition in 1991 will be paid in Fiscal 1995 and are accordingly classified as current liabilities.

     Stockholders' equity increased by 11.4% to $410.1 million at July 31, 1994. During the year, 332,216 shares of treasury stock repurchased in Fiscal 1993 were re-issued as part of the company's employee benefit programs. At July 31, 1994, 402,823 shares remain in treasury stock. These shares may be used for future acquisitions or for stock purchases by employees under approved benefit programs.

     Return on average stockholders' equity was 12.2% in 1994 before accounting adjustments. In Fiscal 1993, return on average equity was 11.4%. Book value per share increased by 9.8% to $18.32 at July 31, 1994 from $16.69.

     As shown in footnote 2, inventory levels increased by 1.2%. Lower raw material and work-in-process inventories were offset by higher finished goods balances. Finished goods should continue to grow in the coming years as more customers look to Wallace to store products for them.

     Capital expenditures for Fiscal 1995 are estimated to be approximately $50 million. We do not anticipate a need for additional borrowing to pay for these expenditures or to cover our working capital requirements for the year.


COMMON STOCK Dividends were raised for the 22nd consecutive year in November, 1993 to $.64 per share, a 10.3% increase. The average number of outstanding shares for the year was 22.2 million versus 22.3 million in Fiscal 1993.

    The company's common stock is traded on the New York Stock Exchange under the symbol WCS.


                                                          QUARTERLY RESULTS

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)                     1ST                 2ND            3RD           4TH
(UNAUDITED)                                              QUARTER             QUARTER        QUARTER       QUARTER
- - -------------------------------------------------------------------------------------------------------------------
- - -------------------------------------------------------------------------------------------------------------------
1994
- - -------------------------------------------------------------------------------------------------------------------
Net sales                                              $  144,510          $  153,122     $  141,472     $  149,069
- - -------------------------------------------------------------------------------------------------------------------
Cost of goods sold (excluding depreciation)                90,635              95,246         85,614         91,993
- - -------------------------------------------------------------------------------------------------------------------
Operating income                                           16,704              19,524         17,451         17,951
- - -------------------------------------------------------------------------------------------------------------------
Income before income taxes                                 17,168              20,053         18,087         18,548
- - -------------------------------------------------------------------------------------------------------------------
Income before cumulative effect of accounting changes      10,988              12,833         11,576         11,871
- - -------------------------------------------------------------------------------------------------------------------
Net income                                                 11,651*             12,833         11,576         11,871
- - -------------------------------------------------------------------------------------------------------------------
Net income per share                                       $  .53              $  .58         $  .52         $  .53
- - -------------------------------------------------------------------------------------------------------------------
1993
- - -------------------------------------------------------------------------------------------------------------------
Net sales                                              $  133,906          $  138,050     $  131,755     $  141,604
- - -------------------------------------------------------------------------------------------------------------------
Cost of goods sold (excluding depreciation)                83,313              86,320         82,304         89,668
- - -------------------------------------------------------------------------------------------------------------------
Operating income                                           13,551              17,139         13,940         16,257
- - -------------------------------------------------------------------------------------------------------------------
Income before income taxes                                 15,065              17,623         14,660         15,031
- - -------------------------------------------------------------------------------------------------------------------
Net income                                                  9,943              11,631          9,676          9,920
- - -------------------------------------------------------------------------------------------------------------------
Net income per share                                   $      .44          $      .52     $      .43     $      .45

*FIRST QUARTER RESULTS HAVE BEEN RESTATED DUE TO A FINALIZATION OF ASSUMPTIONS USED IN THE ADOPTION OF SFAS NO. 106, RESULTING IN ADDITIONAL NET INCOME OF $375,000.





                                         MARKET PRICE PER SHARE                   DIVIDENDS PAID PER SHARE

                                  FISCAL                     FISCAL                 FISCAL         FISCAL
                                   1994                       1993                   1994           1993
- - ---------------------------------------------------------------------------------------------------------
- - ---------------------------------------------------------------------------------------------------------
QUARTER                     HIGH         LOW           HIGH            LOW
- - ---------------------------------------------------------------------------------------------------------
First                    $  28.38     $ 23.13        $ 25.38        $ 23.13          $ .145        $ .135
- - ---------------------------------------------------------------------------------------------------------
Second                      33.88       27.13          29.38          25.38            .16           .145
- - ---------------------------------------------------------------------------------------------------------
Third                       36.13       32.88          28.75          25.13            .16           .145
- - ---------------------------------------------------------------------------------------------------------
Fourth                      34.75       31.00          26.13          24.13            .16           .145
- - ---------------------------------------------------------------------------------------------------------
- - ---------------------------------------------------------------------------------------------------------



                        CONSOLIDATED STATEMENTS OF INCOME


WALLACE COMPUTER SERVICES, INC. AND SUBSIDIARY
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
FOR THE YEARS ENDED JULY 31, 1994, 1993 and 1992                                       1994         1993         1992

- - ---------------------------------------------------------------------------------------------------------------------
- - ---------------------------------------------------------------------------------------------------------------------
Net sales                                                                         $ 588,173    $ 545,315    $ 511,572
- - ---------------------------------------------------------------------------------------------------------------------
Cost and expenses:
- - ---------------------------------------------------------------------------------------------------------------------
  Cost of goods sold                                                                363,488      341,605      320,524
- - ---------------------------------------------------------------------------------------------------------------------
  Selling and administrative expenses                                               120,049      112,524      107,631
- - ---------------------------------------------------------------------------------------------------------------------
  Provision for depreciation and amortization                                        33,006       30,299       28,580
- - ---------------------------------------------------------------------------------------------------------------------
   Total costs and expenses                                                         516,543      484,428      456,735
- - ---------------------------------------------------------------------------------------------------------------------
Operating income                                                                     71,630       60,887       54,837
- - ---------------------------------------------------------------------------------------------------------------------
  Interest income                                                                    (3,551)      (2,688)      (6,233)
- - ---------------------------------------------------------------------------------------------------------------------
  Interest expense, net of capitalized interest                                       1,325        1,196        1,290
- - ---------------------------------------------------------------------------------------------------------------------
Income before income taxes                                                           73,856       62,379       59,780
- - ---------------------------------------------------------------------------------------------------------------------
Provision for income taxes: (Note 7)
- - ---------------------------------------------------------------------------------------------------------------------
  Current:
- - ---------------------------------------------------------------------------------------------------------------------
   Federal                                                                           21,615       17,485       13,439
- - ---------------------------------------------------------------------------------------------------------------------
   State                                                                              5,028        4,261        4,043
- - ---------------------------------------------------------------------------------------------------------------------
  Deferred                                                                              (55)        (537)       2,843
- - ---------------------------------------------------------------------------------------------------------------------
    Total income taxes                                                               26,588       21,209       20,325
- - ---------------------------------------------------------------------------------------------------------------------
Net income before cumulative effect of accounting changes                         $  47,268    $  41,170    $  39,455
- - ---------------------------------------------------------------------------------------------------------------------
  Adoption of FASB 109
   (Accounting for income taxes) (Note 7)                                             3,955           --           --
- - ---------------------------------------------------------------------------------------------------------------------
  Adoption of FASB 106, net of $1,853 of tax benefits
   (Employers' accounting for postretirement benefits) (Note 8)                      (3,292)          --           --
- - ---------------------------------------------------------------------------------------------------------------------
Net income after cumulative effect of accounting changes                          $  47,931    $  41,170    $  39,455
- - ---------------------------------------------------------------------------------------------------------------------
- - ---------------------------------------------------------------------------------------------------------------------
Income (charge) per common share:
- - ---------------------------------------------------------------------------------------------------------------------
Operations before cumulative effect of accounting changes                         $    2.13    $    1.84    $    1.76
- - ---------------------------------------------------------------------------------------------------------------------
Cumulative effect of changes in accounting for:
- - ---------------------------------------------------------------------------------------------------------------------
  Postretirement benefits other than pensions
   (net of tax benefits)                                                              (0.15)          --           --
- - ---------------------------------------------------------------------------------------------------------------------
  Income taxes                                                                         0.18           --           --
- - ---------------------------------------------------------------------------------------------------------------------
Net income per share                                                              $    2.16    $    1.84    $    1.76
- - ---------------------------------------------------------------------------------------------------------------------
- - ---------------------------------------------------------------------------------------------------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

WALLACE COMPUTER SERVICES, INC. AND SUBSIDIARY
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
FOR THE YEARS ENDED JULY 31, 1994, 1993 AND 1992     COMMON STOCK   COMMON STOCK
- - ------------------------------------------------------------------------------------------------------------------------------
                                                           SHARES            PAR      PREFERRED     ADDITIONAL       RETAINED
                                                      OUTSTANDING          VALUE          STOCK        CAPITAL       EARNINGS
- - ------------------------------------------------------------------------------------------------------------------------------
- - ------------------------------------------------------------------------------------------------------------------------------

Balance, July 31, 1991                                     21,722       $ 21,722      $      --       $ 27,112      $ 259,975
- - ------------------------------------------------------------------------------------------------------------------------------
  Net income                                                   --             --             --             --         39,455
- - ------------------------------------------------------------------------------------------------------------------------------
  Cash dividends ($.54 per share)                              --             --             --             --        (12,214)
- - ------------------------------------------------------------------------------------------------------------------------------
  Sale of stock under employee
   stock purchase plan (Note 5)                               246            246             --          4,533             --
- - ------------------------------------------------------------------------------------------------------------------------------
  Stock options exercised net of
   shares exchanged in lieu of cash (Note 5)                   53             53             --            868             --
- - ------------------------------------------------------------------------------------------------------------------------------
  Tax benefit from early disposition by employees
   of stock issued under stock option plans and
   exercise of non-qualified stock options                     --             --             --            366             --
- - ------------------------------------------------------------------------------------------------------------------------------
  Stock issued in connection with the
   Colorforms acquisitions                                    608            608             --         13,392             --
- - ------------------------------------------------------------------------------------------------------------------------------
  Treasury stock purchased                                    (23)           (23)            --           (529)            --
- - ------------------------------------------------------------------------------------------------------------------------------
Balance, July 31, 1992                                     22,606         22,606             --         45,742        287,216
- - ------------------------------------------------------------------------------------------------------------------------------
  Net income                                                   --             --             --             --         41,170
- - ------------------------------------------------------------------------------------------------------------------------------
  Cash dividends ($.58 per share)                              --             --             --             --        (12,885)
- - ------------------------------------------------------------------------------------------------------------------------------
  Sale of stock under employee
   stock purchase plan (Note 5)                               252            252             --          5,003             --
- - ------------------------------------------------------------------------------------------------------------------------------
  Stock options exercised net of
   shares exchanged in lieu of cash (Note 5)                  167            167             --          3,072             --
- - ------------------------------------------------------------------------------------------------------------------------------
  Tax benefit from early disposition by employees
   of stock issued under stock option plans and
   exercise of non-qualified stock options                     --             --             --            680             --
- - ------------------------------------------------------------------------------------------------------------------------------
  Treasury stock purchased                                   (964)          (964)            --        (23,913)            --
- - ------------------------------------------------------------------------------------------------------------------------------
Balance, July 31, 1993                                     22,061         22,061             --         30,584        315,501
- - ------------------------------------------------------------------------------------------------------------------------------
  Net income                                                   --             --             --             --         47,931
- - ------------------------------------------------------------------------------------------------------------------------------
  Cash dividends ($.64 per share)                              --             --             --             --        (14,239)
- - ------------------------------------------------------------------------------------------------------------------------------
  Treasury shares issued through sale of stock under
   employee stock purchase plan (Note 5)                      236            236             --          5,541             --
- - ------------------------------------------------------------------------------------------------------------------------------
  Treasury shares issued through exercise of stock options
   net of shares exchanged in lieu of cash (Note 5)            96             96             --          1,572             --
- - ------------------------------------------------------------------------------------------------------------------------------
  Tax benefit from early disposition by employees
   of stock issued under stock option plans and
   exercise of non-qualified stock options                     --             --             --            856             --
- - ------------------------------------------------------------------------------------------------------------------------------
Balance, July 31, 1994                                     22,393       $ 22,393      $      --       $ 38,553      $ 349,193
- - ------------------------------------------------------------------------------------------------------------------------------
- - ------------------------------------------------------------------------------------------------------------------------------


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

                           CONSOLIDATED BALANCE SHEETS


WALLACE COMPUTER SERVICES, INC. AND SUBSIDIARY
(DOLLARS IN THOUSANDS) JULY 31, 1994 AND 1993                               1994           1993
- - ------------------------------------------------------------------------------------------------
- - ------------------------------------------------------------------------------------------------

Assets
- - ------------------------------------------------------------------------------------------------
Current Assets:
- - ------------------------------------------------------------------------------------------------
  Cash and cash equivalents                                            $  17,587      $   7,107
- - ------------------------------------------------------------------------------------------------
  Short-term investments, at cost                                         59,411         39,823
- - ------------------------------------------------------------------------------------------------
  Accounts receivable, less allowance for doubtful accounts
   of $1,982 in 1994, and $1,849 in 1993                                  95,178         92,775
- - ------------------------------------------------------------------------------------------------
  Inventories (Note 2)                                                    69,543         68,690
- - ------------------------------------------------------------------------------------------------
  Advances and prepaid expenses                                            6,507          4,709
- - ------------------------------------------------------------------------------------------------
    Total current assets                                                 248,226        213,104
- - ------------------------------------------------------------------------------------------------
Property, plant and equipment, at cost:
- - ------------------------------------------------------------------------------------------------
  Land and buildings                                                     100,206         93,556
- - ------------------------------------------------------------------------------------------------
  Machinery, equipment, furniture and fixtures                           331,630        304,826
- - ------------------------------------------------------------------------------------------------
  Leasehold improvements                                                     408            464
- - ------------------------------------------------------------------------------------------------
  Total property, plant and equipment                                    432,244        398,846
- - ------------------------------------------------------------------------------------------------
  Less-reserves for depreciation and amortization                       (199,382)      (170,975)
- - ------------------------------------------------------------------------------------------------
  Net property, plant and equipment                                      232,862        227,871
- - ------------------------------------------------------------------------------------------------
  Intangible assets arising from acquisitions                             15,779         16,168
- - ------------------------------------------------------------------------------------------------
  Cash surrender value of life insurance                                  21,530         18,300
- - ------------------------------------------------------------------------------------------------
  Other assets                                                            20,195          5,279
- - ------------------------------------------------------------------------------------------------
     Total Assets                                                      $ 538,592      $ 480,722
- - ------------------------------------------------------------------------------------------------
- - ------------------------------------------------------------------------------------------------

- - ------------------------------------------------------------------------------------------------
Liabilities and Stockholders' Equity
- - ------------------------------------------------------------------------------------------------
Current liabilities:
- - ------------------------------------------------------------------------------------------------
  Current maturities of long-term debt                                 $   6,110      $     749
- - ------------------------------------------------------------------------------------------------
  Accounts payable                                                        24,009         19,992
- - ------------------------------------------------------------------------------------------------
  Dividends payable                                                        3,583          3,199
- - ------------------------------------------------------------------------------------------------
  Accrued compensation and related expenses                               14,471         12,961
- - ------------------------------------------------------------------------------------------------
  Other accrued expenses                                                   4,332          6,167
- - ------------------------------------------------------------------------------------------------
  Contribution to profit sharing and retirement fund (Note 4)             10,403          8,386
- - ------------------------------------------------------------------------------------------------
  Federal and state income taxes                                           1,886          3,713
- - ------------------------------------------------------------------------------------------------
    Total current liabilities                                             64,794         55,167
- - ------------------------------------------------------------------------------------------------
  Deferred compensation and retirement benefits (Note 8)                  17,976          9,961
- - ------------------------------------------------------------------------------------------------
  Deferred income taxes (Note 7)                                          22,183         22,238
- - ------------------------------------------------------------------------------------------------
  Long-term debt (Note 3)                                                 23,500         25,210
- - ------------------------------------------------------------------------------------------------
  Stockholders' equity:
- - ------------------------------------------------------------------------------------------------
   Preferred stock, $50 par value, authorized 500,000 shares                  --             --
- - ------------------------------------------------------------------------------------------------
   Common stock, $1.00 par value, authorized 50,000,000 shares            22,393         22,061
- - ------------------------------------------------------------------------------------------------
   Additional capital                                                     38,553         30,584
- - ------------------------------------------------------------------------------------------------
   Retained earnings                                                     349,193        315,501
- - ------------------------------------------------------------------------------------------------
    Total stockholders' equity                                           410,139        368,146
- - ------------------------------------------------------------------------------------------------
     Total Liabilities and Stockholders' Equity                        $ 538,592      $ 480,722
- - ------------------------------------------------------------------------------------------------
- - ------------------------------------------------------------------------------------------------



THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                (BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGES)



WALLACE COMPUTER SERVICES, INC. AND SUBSIDIARY
(DOLLARS IN THOUSANDS)
FOR THE YEAR ENDED JULY 31, 1994, 1993 AND 1992                        1994           1993           1992
- - ----------------------------------------------------------------------------------------------------------
- - ----------------------------------------------------------------------------------------------------------

Cash flows from operating activities:
- - ----------------------------------------------------------------------------------------------------------
  Net income                                                       $ 47,268       $ 41,170       $ 39,455
- - ----------------------------------------------------------------------------------------------------------
  Adjustments to reconcile net income to
  net cash provided by operating activities:
- - ----------------------------------------------------------------------------------------------------------
   Depreciation and amortization                                     33,006         30,299         28,580
- - ----------------------------------------------------------------------------------------------------------
   Deferred taxes                                                     3,737         (1,023)         1,335
- - ----------------------------------------------------------------------------------------------------------
   (Gain) loss on disposal of property                                   57           (141)           (99)
- - ----------------------------------------------------------------------------------------------------------
  Changes in assets and liabilities, net
  of effects from the purchase of Colorforms:
- - ----------------------------------------------------------------------------------------------------------
   Accounts receivable                                               (2,403)        (3,582)        (8,308)
- - ----------------------------------------------------------------------------------------------------------
   Inventories                                                         (853)       (12,652)           (79)
- - ----------------------------------------------------------------------------------------------------------
   Advances and prepaid expenses                                     (1,799)           142         (1,322)
- - ----------------------------------------------------------------------------------------------------------
   Other assets                                                      (9,696)        (4,907)        (2,683)
- - ----------------------------------------------------------------------------------------------------------
   Accounts payable and other liabilities                             5,708          3,684          3,260
- - ----------------------------------------------------------------------------------------------------------
   Federal and state income taxes                                    (1,827)        (1,646)         2,394
- - ----------------------------------------------------------------------------------------------------------
   Deferred compensation and retirement benefits                      2,871            557          1,300
- - ----------------------------------------------------------------------------------------------------------
  Net cash provided by operating activities                          76,069         51,901         63,833
- - ----------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
- - ----------------------------------------------------------------------------------------------------------
  Capital expenditures                                              (34,228)       (31,818)       (33,517)
- - ----------------------------------------------------------------------------------------------------------
  Short-term investments                                            (19,588)         4,777        (14,722)
- - ----------------------------------------------------------------------------------------------------------
  Long-term investments                                                  --             --          1,498
- - ----------------------------------------------------------------------------------------------------------
  Purchase of Colorforms, net of cash deficit                            --             --        (14,859)
- - ----------------------------------------------------------------------------------------------------------
  Proceeds from disposal of property                                    262            879          2,043
- - ----------------------------------------------------------------------------------------------------------
  Other capital investments, including acquisitions                  (2,700)            --             --
- - ----------------------------------------------------------------------------------------------------------
  Net cash used in investing activities                             (56,254)       (26,162)       (59,557)
- - ----------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
- - ----------------------------------------------------------------------------------------------------------
  Proceeds from issuance of common stock                                 --          3,919          6,066
- - ----------------------------------------------------------------------------------------------------------
  Cash dividends paid                                               (13,855)       (12,738)       (11,877)
- - ----------------------------------------------------------------------------------------------------------
  Amounts paid on long-term debt                                     (4,849)          (709)          (692)
- - ----------------------------------------------------------------------------------------------------------
  Proceeds from issuance of short-term debt                              --             --          7,150
- - ----------------------------------------------------------------------------------------------------------
  Proceeds from issuance of long-term debt                            8,500             --             --
- - ----------------------------------------------------------------------------------------------------------
  Proceeds from issuance of treasury stock                            8,301          5,255             --
- - ----------------------------------------------------------------------------------------------------------
  Retirement of short-term and acquired debt                             --             --        (16,299)
- - ----------------------------------------------------------------------------------------------------------
  Net construction funds held by trustee                             (7,432)            --             --
- - ----------------------------------------------------------------------------------------------------------
  Purchase of treasury stock                                             --        (24,877)          (552)
- - ----------------------------------------------------------------------------------------------------------
  Net cash used in financing activities                              (9,335)       (29,150)       (16,204)
- - ----------------------------------------------------------------------------------------------------------
Net changes in cash and cash equivalents                             10,480         (3,411)       (11,928)
- - ----------------------------------------------------------------------------------------------------------
Cash and cash equivalents at beginning of year                        7,107         10,518         22,446
- - ----------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                           $ 17,587       $  7,107       $ 10,518
- - ----------------------------------------------------------------------------------------------------------
- - ----------------------------------------------------------------------------------------------------------

- - ----------------------------------------------------------------------------------------------------------
Supplemental disclosure:
- - ----------------------------------------------------------------------------------------------------------
  Interest paid (net of interest capitalized)                      $    339       $    664       $    542
- - ----------------------------------------------------------------------------------------------------------
  Income taxes paid                                                  25,444         22,598         16,107
- - ----------------------------------------------------------------------------------------------------------
- - ----------------------------------------------------------------------------------------------------------



THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  JULY 31, 1994

1. SUMMARY OF MAJOR ACCOUNTING POLICIES:


PRINCIPLES OF CONSOLIDATION:

The accompanying financial statements include the accounts of the company and its subsidiary, which is wholly owned. All significant intercompany transactions have been eliminated.


REVENUE RECOGNITION:

Revenues from product sales and software licenses are recorded when the product is shipped to the customer. In some instances, revenue is not recognized until installation is complete or customer acceptance is acknowledged.


INVENTORIES:

Inventories are stated at cost which does not exceed market and include material, labor and overhead. Cost is determined on the last-in, first-out
(LIFO) basis for certain inventories, and on the first-in, first-out (FIFO) basis for other inventories.


DEPRECIATION:

Depreciation for financial statement purposes is computed using the straight-line method over the estimated useful lives of the various classes of property, plant and equipment.

              -----------------------------------------------
              -----------------------------------------------
               Buildings                            40 years
              -----------------------------------------------
               Building equipment                10-15 years
              -----------------------------------------------
               Machinery and equipment            3-10 years
              -----------------------------------------------
               Leasehold improvements           Lease period
              -----------------------------------------------
              -----------------------------------------------


INTANGIBLE ASSETS:

$1,382,000 of Intangible Assets arising from Acquisitions represents the excess of cost over net assets of a business purchased in 1962. This amount is not being amortized since the company does not believe any reduction of continuing value has occurred.

     The excess of cost over the assigned value of the net tangible assets in connection with the Colorforms acquisition is being amortized on a straight-line basis over 40 years. Amortization expense for Fiscal 1994 and 1993 was $389,000. The unamortized balance relating to the Colorforms acquisition was $14,397,000 as of July 31, 1994 and $14,786,000 as of July 31, 1993.


OTHER ASSETS:

$7,432,000 represents the unused balance of construction funds held for the Lebanon, Kentucky plant.

     The company expenses as incurred the cost of maintaining existing computer software. Purchased software is capitalized and then amortized over periods ranging from three to seven years. $2,700,000 of software technologies were purchased in November, 1993 from First Electronic Forms. Amortization expense for computer software was $1,595,000 in 1994; $1,322,000 in 1993; and $2,131,000
in 1992. The unamortized balance of capitalized computer software was $9,587,000 in 1994 and $2,738,000 in 1993.


INCOME TAXES:

The company recognizes the tax effect of transactions in the year they are reported in the financial statements, regardless of when they are reported for income tax purposes. The deferred income taxes are primarily due to the use of accelerated depreciation methods for income tax purposes and deferred investment tax credits which are amortized to income over the lives of the applicable assets. The unamortized investment tax credit amounted to $598,000 in 1994 and $1,316,000 in 1993.


INDUSTRY SEGMENT:
The company is engaged primarily in the computer services and supply industry.


NET INCOME PER SHARE:

Net income per share is based on the weighted average number of shares outstanding during each year. The exercise of outstanding stock options would not have a significant dilutive effect upon net income per share.


CASH AND CASH EQUIVALENTS:

The company invests excess cash balances in short-term securities, including commercial paper, money market funds, and municipal bonds whose original maturities are less than three months.


CAPITALIZED INTEREST COSTS:

Interest costs are capitalized based upon the cost of capital projects in progress during the year. Interest costs capitalized (in thousands) for the last three years were:


                                          INTEREST       INTEREST
                                           EXPENSE    CAPITALIZED
- - -------------------------------------------------------------------------------
- - -------------------------------------------------------------------------------
          1994                             $ 2,311         $  986
- - -------------------------------------------------------------------------------
          1993                               1,983            787
- - -------------------------------------------------------------------------------
          1992                               2,622          1,332
- - -------------------------------------------------------------------------------
- - -------------------------------------------------------------------------------


Amortization expense for interest capitalized was $597,000 in 1994; $531,000 in 1993; and $426,000 in 1992.

2. INVENTORIES

Inventories (in thousands) at July 31, were as follows:


                                              1994           1993
- - -------------------------------------------------------------------------------
- - -------------------------------------------------------------------------------
          Raw materials                   $ 22,221       $ 26,604
- - -------------------------------------------------------------------------------
          Work in process                    1,614          3,115
- - -------------------------------------------------------------------------------
          Finished products                 45,708         38,971
- - -------------------------------------------------------------------------------
                                          $ 69,543       $ 68,690
- - -------------------------------------------------------------------------------
- - -------------------------------------------------------------------------------

At July 31, 1994 and 1993 the cost of inventories aggregating $49,474,000 and $49,793,000 respectively, was determined on the LIFO method.

     Inventories would have been $12,658,000 higher in Fiscal 1994 and $11,941,000 higher in Fiscal 1993, if the FIFO method had been used for all inventories.

3. FINANCING ARRANGEMENTS:

Long-term debt (in thousands) consisted of the following at July 31:


                                                   1994           1993
- - -------------------------------------------------------------------------------
- - -------------------------------------------------------------------------------
     Average 3.05% adjustable industrial
       revenue bonds due 2007                  $  7,000       $  7,000
- - -------------------------------------------------------------------------------
     Average 2.47% adjustable industrial
       revenue bonds due 2009                     8,000          8,000
- - -------------------------------------------------------------------------------
     Average 2.95% adjustable industrial
       revenue bonds due 2019                     8,500             --
- - -------------------------------------------------------------------------------
     6 3/4% industrial revenue bonds
       maturing serially through 1997                --          1,115
- - -------------------------------------------------------------------------------
     7% industrial revenue bonds
       maturing serially through 2004                --            960
- - -------------------------------------------------------------------------------
     7% to 7 1/8% industrial revenue bonds
       maturing serially through 2004                --          2,370
- - -------------------------------------------------------------------------------
     10 1/4% promissory note due 1995             3,086          3,233
- - -------------------------------------------------------------------------------
     9 3/4% industrial revenue bond
       due 1995                                   3,000          3,157
- - -------------------------------------------------------------------------------
     11 1/4% capital leases due 1994                 24            124
- - -------------------------------------------------------------------------------
                                               $ 29,610       $ 25,959
- - -------------------------------------------------------------------------------
     Less-current portion                         6,110            749
- - -------------------------------------------------------------------------------
                                               $ 23,500       $ 25,210
- - -------------------------------------------------------------------------------
- - -------------------------------------------------------------------------------


Based upon the interest rates currently available to the company for borrowings with similar terms and maturities, the fair value of the company's debt and other financial instruments are either carried at fair value or do not materially differ from fair value.

     The industrial revenue bonds due 2007, 2009 and 2019 may be tendered at the option of the holders on dates specified in the agreements. The company maintains arrangements with agents to remarket any bonds tendered before the final maturity dates. The bonds are also supported by letters of credit.

  The company's financing arrangements contain certain restrictive financial covenants. Under the most restrictive of the covenants, the company must maintain a current ratio of at least 2 to 1, net worth of not less than $297 million and funded debt not greater than 40% of net tangible assets plus funded debt.

     Principal payments due on long-term debt during the next five years are as follows: $6,110,000 in 1995; and $0 for 1996 through 1999.

     At July 31, 1994 the company had $14,000,000 of unused short-term lines of bank credit at the prime rate of interest. The company has agreed to maintain a compensating balance equal to 5% for a $1,000,000 line. The balance of the short-term credit lines are uncommitted and unsecured. There were no borrowings under these lines in Fiscal 1994 or Fiscal 1993.

4. PROFIT SHARING AND RETIREMENT PLAN:

The company has a contributory profit sharing and retirement plan covering most employees. Company contributions to the Plan charged to operations were $10,403,000 in Fiscal 1994, $8,386,000 in Fiscal 1993, and $8,044,000 in Fiscal
1992.

5. STOCK OPTIONS:

The company has a 1989 stock option plan, which will expire on September 12, 1999, under which options may be granted to officers and others, except for non-employee directors. Two types of options to purchase common stock may be granted: Incentive Options and Non-Qualified Options. In the case of Incentive Options, the option price may not be less than 100% of the market value of the stock at the date of grant. For Non-Qualified Options, the grant price may not be less than 85% of the market value; however, to date no options have been granted at less than 100% of market value. The option price may be paid in cash or by exchanging previously acquired company common stock with a market value equal to the purchase price. Options become exercisable as to 40% of the shares granted one year after grant and the remaining 60% of the shares granted become exercisable two years after the grant. Options expire 10 years after grant.

     The following table summarizes the activity under the stock option plan for the last two years:


                                                               AVERAGE
                                                                OPTION
                                                 NUMBER      PRICE PER
                                              OF SHARES          SHARE
- - -------------------------------------------------------------------------------
- - -------------------------------------------------------------------------------

     Outstanding at July 31, 1992               530,444        $ 20.75
- - -------------------------------------------------------------------------------
       Granted                                   62,000          26.38
- - -------------------------------------------------------------------------------
       Forfeited                                 (3,700)         22.96
- - -------------------------------------------------------------------------------
       Exercised                               (175,543)         19.75
- - -------------------------------------------------------------------------------
     Outstanding at July 31, 1993               413,201        $ 21.95
- - -------------------------------------------------------------------------------
       Granted                                   75,500          28.88
- - -------------------------------------------------------------------------------
       Forfeited                                 (5,000)         25.51
- - -------------------------------------------------------------------------------
       Exercised                               (129,501)         20.36
- - -------------------------------------------------------------------------------
     Outstanding at July 31, 1994               354,200        $ 24.02
- - -------------------------------------------------------------------------------
- - -------------------------------------------------------------------------------


- - -------------------------------------------------------------------------------
                                                JULY 31        JULY 31
                                                   1994           1993
- - -------------------------------------------------------------------------------
     Shares available for future grants         385,976        456,476
- - -------------------------------------------------------------------------------
     Shares exercisable                         241,800        315,701
- - -------------------------------------------------------------------------------


The company also has an Employee Stock Purchase Plan, adopted in 1974 and expiring December 31, 1996, under which 4,200,000 shares of common stock were reserved for purchase by employees through semi-annual offerings. The option price is the lower of 85% of the market price of the shares on the commencement date or the termination date of each offering period. Employees participate in the plan through payroll deductions and the plan qualifies for certain tax advantages under section 423 of the Internal Revenue Code. Options were exercised to purchase 236,407 shares at $24.44 in Fiscal 1994, and 251,741 shares at $20.88 in Fiscal 1993. Shares issued in Fiscal 1994 and Fiscal 1993 were issued from the company's Treasury Stock. There were 442,253 shares available at July 31, 1994 and 678,660 shares available at July 31, 1993 for future issuance under this plan.

     On September 7, 1994, the Board of Directors proposed, subject to stockholder approval, reserving an additional 500,000 shares for future issuance under this Plan.


6. LEASE COMMITMENTS:

Total rent expense for manufacturing facilities, sales offices and equipment amounted to $4,907,000 in 1994, $4,900,000 in 1993, and $4,771,000 in 1992. The
minimum future rental commitments under non-cancelable lease arrangements are $2,929,000 in 1995; $2,150,000 in 1996; $1,127,000 in 1997; $458,000 in 1998;
and $824,000 for 1999 and beyond.


7. INCOME TAXES:

Effective August 1, 1993, the company adopted Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes." This standard requires companies to apply current statutory income tax rates to deferred assets and liabilities arising from differences in financial reporting and tax reporting basis. The company recognized the cumulative effect of such differences in the first quarter resulting in noncash income of $3,955,000.

     The significant deferred tax assets and liabilities at July 31, 1994 and August 1, 1993 in thousands of dollars, were as follows:


                                                JULY 31       AUGUST 1
                                                   1994           1993
- - -------------------------------------------------------------------------------
- - -------------------------------------------------------------------------------
     Deferred tax liabilities:
- - -------------------------------------------------------------------------------
       Accelerated depreciation                $ 31,565       $ 29,478
- - -------------------------------------------------------------------------------
       Other                                      7,812          6,696
- - -------------------------------------------------------------------------------
       Total Deferred Liabilities                39,377         36,174
- - -------------------------------------------------------------------------------
     Less deferred tax assets:
- - -------------------------------------------------------------------------------
       Deferred compensation                      3,662          2,651
- - -------------------------------------------------------------------------------
       Postretirement benefits                    2,151          2,259
- - -------------------------------------------------------------------------------
       Inventory capitalization                   2,433          2,358
- - -------------------------------------------------------------------------------
       Other                                      5,495          5,722
- - -------------------------------------------------------------------------------
     Total Deferred Assets                       13,741         12,990
- - -------------------------------------------------------------------------------
     Net Deferred Tax Liabilities              $ 25,636       $ 23,184
- - -------------------------------------------------------------------------------
- - -------------------------------------------------------------------------------

The provision for income taxes is comprised of the following:


                                                   1994      1993      1992
- - -------------------------------------------------------------------------------
- - -------------------------------------------------------------------------------

     Statutory federal
       income tax rate                             35.0%     34.0%     34.0%
- - -------------------------------------------------------------------------------
     State and local
       income taxes                                 4.4       4.5       4.5
- - -------------------------------------------------------------------------------
     Tax exempt
       interest income                             (1.1)     (1.2)     (0.9)
- - -------------------------------------------------------------------------------
     Tax credits and other                         (2.3)     (3.3)     (3.6)
- - -------------------------------------------------------------------------------
     Effective tax rate                            36.0%     34.0%     34.0%
- - -------------------------------------------------------------------------------
- - -------------------------------------------------------------------------------



8. POSTRETIREMENT BENEFITS:

All current retirees; employees at least 55 with 20 or more years of service as of December 31, 1993; and employees between the ages of 50 and 54 who have at least 20 years of service as of December 31, 1993, and retire before December 31, 1998; are entitled to postretirement health care coverage. These benefits are subject to the same deductibles and co-payment provisions which apply to active employees. All other employees who retire after December 31, 1993 will pay 100% of their retirement medical coverage. The company may amend or change the plan periodically.

     Effective August 1, 1993, the company adopted Statement of Financial Accounting Standards No. 106 (SFAS 106), "Employers' Accounting for Postretirement Benefits Other Than Pensions." This standard requires that the expected cost of these benefits must be charged to expense during the years that the employee renders service. In the first quarter, the company elected to immediately recognize the transition obligation for future benefits to be paid related to past employee services, resulting in a charge of $5,145,000 before deferred income tax benefit ($3,292,000 after-tax).

     The net-accrual basis expense for postretirement benefits during 1994 was $431,000, which represented $40,000 for service cost, and $391,000 for interest cost, before income tax benefits.

     The liability (included in Deferred Compensation and Retirement Benefits on the accompanying Consolidated Balance Sheet at July 31, 1994, in thousands of dollars) for postretirement benefits is as follows:


                                                JULY 31       AUGUST 1
                                                   1994           1993
- - -------------------------------------------------------------------------------
- - -------------------------------------------------------------------------------
     Actuarial present value of
     benefit obligations:
- - -------------------------------------------------------------------------------
       Retirees                                  $2,882         $3,314
- - -------------------------------------------------------------------------------
       Fully eligible active plan participants    1,490            955
- - -------------------------------------------------------------------------------
       Other active plan participants               992            876
- - -------------------------------------------------------------------------------
                                                 $5,364         $5,145*
- - -------------------------------------------------------------------------------
- - -------------------------------------------------------------------------------

*ADOPTION BALANCE WAS RESTATED DUE TO A FINALIZATION OF ASSUMPTIONS USED IN THE ADOPTION OF SFAS NO. 106.


For financial reporting purposes, the actuarial computations assumed a discount rate of 7.0% to determine the accumulated postretirement benefit obligation, and an assumed health care cost trend rate of 12.35% initially, declining gradually to 5.0% in 2017, to measure the accumulated postretirement benefit obligation. However, a one percentage point increase in the assumed health care cost trend would increase the annual postretirement expense by $35,000 (service cost of $4,000 and interest cost of $31,000) and the postretirement benefit obligation as of July 31, 1994 by $443,000.


9. INVESTMENTS IN DEBT AND EQUITY SECURITIES:

In May, 1993 the Financial Accounting Standards Board issued Statement No. 115 (SFAS 115), "Accounting for Certain Investments in Debt and Equity Securities", which addresses the accounting and reporting for certain investments in debt securities and equity securities. It expands the use of fair value accounting for those securities but retains the use of the amortized cost method for investments in debt securities which the reporting enterprise has the positive intent and ability to hold to maturity. The company will adopt this Statement in the first quarter of Fiscal 1995, and estimates that the impact of adoption will not be material to its results.


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE STOCKHOLDERS OF WALLACE COMPUTER SERVICES, INC.

We have audited the accompanying consolidated balance sheets of Wallace Computer Services, Inc., (a Delaware corporation) and Subsidiary as of
July 31, 1994 and 1993 and the related consolidated statements of income, stockholders' equity and cash flows for each of the three Fiscal Years in the period ended July 31, 1994. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wallace Computer Services, Inc. and Subsidiary as of July 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three Fiscal years in the period ended July 31, 1994 in conformity with generally accepted accounting principles.

     As discussed in Notes 7 and 8 to the consolidated financial statements, the company changed its method of accounting for income taxes and post retirement benefits effective August 1, 1993.


Arthur Andersen LLP
Chicago, Illinois
September 7, 1994

                       CORPORATE AND INVESTOR INFORMATION

BOARD OF DIRECTORS

Theodore Dimitriou (E)
Chairman

Fred F. Canning (C) (E)
Retired President and Chief Operating Officer
Walgreen Co.

Robert J. Cronin (E)
President and Chief Executive Officer

Richard F. Doyle (A) (E)
Former Senior Vice President Finance and Administration
Texas Oil & Gas Corp.

R. Darrell Ewers (A) (C)
Executive Vice President
Wm. Wrigley Jr. Company

William N. Lane, III (C)
Chairman, President and
Chief Executive Officer
Lane Industries, Inc.

William E. Olsen (C)
Independent Consultant

Neele E. Stearns, Jr. (A)
President and Chief Executive Officer
CC Industries, Inc.

(A) Member of the Audit Committee
(C) Member of the Compensation Committee
(E) Member of the Executive Committee


OFFICERS

Theodore Dimitriou
Chairman of the Board

Robert J. Cronin
President and Chief Executive Officer

Michael O. Duffield
Senior Vice President Operations

Bruce D'Angelo
Vice President Corporate Sales

Michael R. Finger
Vice President, General Manager Direct Mail Division

Michael J. Halloran
Vice President, Chief Financial Officer and Secretary

Donald J. Hoffmann
Vice President Engineering and Research

Michael T. Leatherman
Vice President Management Information Services

Michael M. Mulcahy
Vice President, General Manager Colorforms Division

Wayne E. Richter
Vice President, General Manager Label Division

Michael T. Quane
Treasurer

Craig T. Boyd
Assistant Secretary

Michael T. Laudizio
Assistant Secretary


DIVISION MANAGERS

Thomas G. Brooker
Vice President, General Manager TOPS Division

Douglas W. Fitzgerald
Vice President Marketing

Thomas W. Franke
Vice President, General Manager Wallace Press Division

Joseph J. Juszak
Vice President Quality and Technical Services

Michael D. Keim
Vice President Manufacturing
Business Forms Division

Steven F. Arpaia
Vice President Colorforms Sales

James E. Kersten
Vice President Direct Sales - West

Mark D. Mindrum
Vice President Direct Sales - Midwest

Edward A. Riguardi
Vice President Direct Sales - East

Ronald D. Seavey
Vice President Direct Sales - Southeast

John W. Veenstra
Vice President, General Manager
Platforms Division


FACILITIES

HEADQUARTERS
Hillside, Illinois

BUSINESS FORM MANUFACTURING
Gastonia, North Carolina
Lebanon, Kentucky
Luray, Virginia
Manchester, Vermont
Marlin, Texas
Metter, Georgia
Osage, Iowa
San Luis Obispo, California
St. Charles, Illinois

LABEL MANUFACTURING
Brenham, Texas
Lodi, California
Streetsboro, Ohio
Wilson, North Carolina

DIRECT RESPONSE PRINTING AND PERSONALIZATION - COLORFORMS
Clinton, Illinois
Elk Grove Village, Illinois
Tonawanda, New York

OFFICE PRODUCTS MANUFACTURING - TOPS
Covington, Tennessee
Osage, Iowa

DIRECT MAIL COMPUTER AND OFFICE SUPPLY - VISIBLE COMPUTER SUPPLY
Allentown, Pennsylvania
Lodi, California
St. Charles, Illinois

COMMERCIAL PRINTING - WALLACE PRESS
Hillside, Illinois

IMAGING SUPPLIES MANUFACTURING
Brenham, Texas

ELECTRONIC PRINTING
Elk Grove Village, Illinois
Lebanon, Kentucky

HARDWARE SYSTEMS - LASERMAX AND BUSINESS DATA
Elk Grove Village, Illinois

ELECTRONIC FORMS - PLATFORMS
Elk Grove Village, Illinois
Irvine, California

DISTRIBUTION CENTERS
Allentown, Pennsylvania
Lodi, California
St. Charles, Illinois

MARKETING AND ADMINISTRATIVE CENTERS
Elk Grove Village, Illinois
Hillside, Illinois
St. Charles, Illinois
Wheeling, Illinois

RESEARCH AND DEVELOPMENT CENTER
Bellwood, Illinois

SALES OFFICES
Nationwide


CORPORATE INFORMATION

GENERAL COUNSEL
Butler, Rubin, Saltarelli & Boyd
Chicago, Illinois

TRANSFER AGENT AND REGISTRAR
State Street Bank and Trust
Boston, Massachusetts

AUDITORS
Arthur Andersen LLP
Chicago, Illinois

COMMON STOCK
The common shares of Wallace Computer Services are traded on the New York Stock Exchange under the symbol WCS. Daily market activity can be found under the stock table listing WallaceCS in daily newspapers.

ANNUAL MEETING
The annual meeting will be held on Wednesday, November 9, 1994 at the corporate headquarters in Hillside, Illinois. Proxy materials, including a discussion of matters to be voted upon, are included with this report. All stockholders are cordially invited to attend.

ANNUAL REPORT TO THE S.E.C. ON FORM 10-K
Reports to the S.E.C. on Forms 10-K and 10-Q are available by writing to the Corporate Secretary.

PRODUCT INFORMATION
For information on Wallace's information management products, services and solutions, or the phone number of a Wallace sales office in your area, please call or write to the Marketing Department at corporate headquarters in Hillside:
800/323-8447.

                                     [Logo]

                         WALLACE COMPUTED SERVICES, INC.


                                CORPORATE OFFICES
                            4600 West Roosevelt Road
                            Hillside, Illinois 60162
                           (312)626.2000 (708)449.8600

                                    APPENDIX


Cover:         Photos of a paper clip and a CD-ROM disk.


Page 1 Graphs showing 30 year history of Sales, Earnings Per Share, and Dividends Per Share.


Page 3         Photo of Chairman Ted Dimitriou and President Bob Cronin.


Page 6         Photo of woman working on W.I.N. software on a PC.


Page 9         First photo close up of a hand signing a mortgage application.

               Second photo of a PC screen showing mortgage application information.


Page 10        Close up photo of hands holding a new type of bar coded label.